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                                  June 21, 2000



Via EDGAR and Facsimile
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Attention:   Peggy Fisher, Assistant Director
                      Abby Adams, Esquire

         Re:          eCal Corporation
                      Registration Statement on Form S-1
                      Filed April 11, 2000
                      Commission File No. 333-34518

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, eCal Corporation hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-34518, together will all exhibits thereto, originally filed with the Securities and Exchange Commission on April 11, 2000 (the "Registration Statement").

         Pursuant to the Registration Statement, eCal proposed to register an aggregate of $75,000,000 of its common stock for issuance to the public. eCal believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the shares of common stock under the Registration Statement. eCal has not sold any securities under the Registration Statement. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

         If you have any questions regarding this application for withdrawal, please contact Richard J. Busis, legal counsel to eCal in connection with the Registration Statement, at (215) 665-2756.


                                      Very truly yours,

                                      ECAL CORPORATION


                                      By:  /s/ Richard A. Rasansky
                                           -------------------------------------
                                           Richard A. Rasansky
                                           President and Chief Executive Officer



cc:  Richard J. Busis, Cozen and O'Connor
     Christopher T. Jensen, Morgan, Lewis & Bockius LLP